Exhibit 8.1

________________, 2007

Re:	Merger Agreement dated as of May 15, 2007, as amended by Amendment No. 1 to Merger Agreement dated August 29, 2007 (as so amended, the “Merger Agreement”), by and among Harleysville National Corporation (“Harleyvsille”), East Penn Financial Corporation (“East Penn Financial”), East Penn Bank (“East Penn Bank”) and HNC-EPF, LLC, a Pennsylvania limited liability company that is a wholly owned subsidiary of Harleysville and classified as a disregarded entity for federal income tax purposes (“LLC”)

Ladies and Gentlemen:

     You have requested our opinion concerning certain federal income tax consequences of the reorganization (“Reorganization”) of East Penn Financial, which will consist of (i) the merger (the “Merger”) of East Penn Financial with and into LLC, with LLC as the surviving entity in the Merger, and (ii) the conversion of each share of East Penn Financial common stock outstanding immediately prior to the Merger (”East Penn Financial Common Stock”) into the right to receive whole shares of Harleysville common stock (“Harleysville Common Stock”) with cash in lieu of fractional shares, cash or a combination of both, upon the terms and subject to the conditions set forth in the Merger Agreement. Immediately after the Merger, Harleysville will cause LLC to dissolve and liquidate into Harleysville.

     In rendering our opinion, we have reviewed and relied upon the accuracy and completeness of the facts, information, covenants, statements and representations contained in originals or copies of: (a) the Merger Agreement; (b) the proxy materials provided to shareholders of East Penn Financial in connection with a Special Meeting of shareholders of East Penn Financial held on _______, 2007; (c) certain representations concerning the Reorganization made to us by Harleysville and East Penn Financial in a letter dated _______, 2007 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; (e) and such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion. All terms used herein, unless otherwise defined, are used as defined in the Merger Agreement.

     In our examination of the foregoing materials, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies. We have assumed that such documents reflect all the material facts relating to the Reorganization. We have not been asked to, nor have we undertaken to, verify the accuracy of the representations in the Representation Letter. In this regard, we have assumed that any representation made "to the best of the knowledge," "to the knowledge" or similarly qualified is correct without such qualification. As to all matters in which a person making a representation

__________, 2007

has represented that such person either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have likewise assumed that there is in fact no such plan, intention, understanding, or agreement. In addition, we have assumed that the Reorganization will be consummated in accordance with the terms of such documents and that none of the material terms and conditions contained therein will have been waived or modified prior to the consummation of the Reorganization.

     Based on the foregoing, and provided the Merger and the subsequent liquidation and dissolution of LLC are carried out in accordance with the applicable laws of the Commonwealth of Pennsylvania, the terms of the Merger Agreement and the statements in the Representation Letter with regard to matters of fact, it is our opinion that the merger of East Penn Financial with and into LLC, as provided for in the Merger Agreement, in exchange for Harleysville Common Stock and cash, and the assumption by LLC of all obligations and liabilities of East Penn Financial, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and East Penn Financial and Harleysville each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

     Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. Our opinion is not binding on the Internal Revenue Service or the courts. Accordingly, no complete assurance can be given that the opinion expressed herein, if contested, would be sustained by a court. We do not undertake to make any continuing analysis of the facts or relevant law following the Closing of the Merger. Our opinion is conditioned upon the performance by Harleysville and East Penn Financial of their undertakings in the Merger Agreement and the Representation Letter. We express no opinion (i) as to the tax consequences of the Reorganization except as expressly set forth above, or (ii)(a) as to any transaction except the Reorganization or (b) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

     This opinion is intended to satisfy the condition precedent to the Reorganization set forth in Section 7.4(c) of the Merger Agreement, is being furnished to you solely for that purpose, and may not be relied upon by any other person without our express written consent.

     The advice above was not written and is not intended to be used and cannot be used by any taxpayer for purposes of avoiding United States federal income tax penalties that may be imposed. The advice is written to support the promotion or marketing of the above-referenced transaction. Each taxpayer should seek advice based on the taxpayer’s particular

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circumstances from an independent tax advisor. We provide the foregoing disclaimer to satisfy obligations we have under Circular 230 governing standards of practice before the Internal Revenue Service.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the use of our name in the Registration Statement in connection with references to this opinion and the tax consequences of the Transactions. In giving this consent, however, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,